Biostar Pharmaceuticals, Inc.
No. 588 Shiji Avenue
Xiangyang City, Shaanxi Province
People's Republic of China 712046

October 2, 2017
VIA SEC EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Ibolya Ignat, Senior Staff Accountant
Frank Wyman, Senior Staff Accountant

Re:         Biostar Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed April 13, 2017
File No. 001-34708

Gentlemen:

The Company hereby confirms receipt of the above-referenced comment letter. The Company further confirms its undertaking to the staff to submit its responses to the comments set forth in the letter by no later than Friday, October 13, 2017.
Very truly yours,
/s/ Ronghua Wang
Title: Chairman, Chief Executive Officer

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